UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

ndicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following are included in this report on Form 6-K:

                                                                   Sequential
Exhibit                          Description                       Page Number
-------                          -----------                       -----------

   1.               Press release, dated February 5, 2004               3























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
                                                                     EXHIBIT 1

CONTACTS

ALVARION                                        ALVARION
Dafna Gruber, CFO  +760 - 517 -3187
                   1 972-3-645 6252             Carmen Deville, +760-517-3188
DAFNA.GRUBER@ALVARION.COM                       CARMEN.DEVILLE@ALVARION.COM
-------------------------                       ---------------------------


                     ANTHONY MAHER SUCCEEDS AHARON DOVRAT AS
                              CHAIRMAN OF ALVARION

TEL - AVIV, ISRAEL, FEBRUARY 5, 2004 - ALVARION LTD. (NASDAQ: ALVR), the global leader in wireless broadband solutions, announced today that Mr. Anthony Maher, active Vice Chairman since July 2003, is succeeding Mr. Aharon Dovrat as Chairman of the Board of Directors, effective February 4, 2004. Mr. Dovrat has been Chairman of Alvarion (formerly BreezeCOM) since 1999.

Mr. Maher brings with him 34 years of management experience in the telecom equipment business in both the United States and Europe. Mr. Maher was a member of Floware's board of directors and has served on Alvarion's board since the merger in 2001. From 1978 until becoming a partner of Star Venture Management (a venture capital company) in 2002, Mr. Maher held various senior management positions at Siemens AG. Prior to joining Siemens, he was employed by Bell Telephone Laboratories.

Commenting on his decision to leave the board, Mr. Dovrat said, "I've completed my role after five years with a feeling of satisfaction. I would like to recognize the CEO, the management, and the entire team for their devotion and talent, which has enabled Alvarion to become the established, growing, global company it is today. I wish Tony much success going forward in his new role."

Mr Maher, on behalf of the Board and the management, said, "We are profoundly grateful for the many contributions that Mr. Dovrat has made to the company from its startup phase through all the changes in both the company and its markets. He has been a tremendous asset every step of the way. The company is now well positioned to lead the industry in the next phase of growth that is now beginning."


ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.


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
With over 1.5 million units deployed in 130 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.













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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         ALVARION LTD.

Date: February 5, 2004                   By: /s/ Dafna Gruber
                                             -----------------------------------
                                             Name: Dafna Gruber
                                             Title: Chief Financial Officer
















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